Analyst Coverage
Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Gilberto Garcia
Bradesco BBI - Equity Research	Victor Mizusaki
BX+	Jose Maria Flores
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
HSBC	Ravi Jain
Intercam Casa de Bolsa	Fernanda Padilla
Itaù Unibanco	Renato Salomone
Morgan Stanley	Joshua Milberg
Santander	Pedro Balcao
UBS	Rogerio Araujo

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of financial position

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	As of December 31, 2016	As of December 31, 2015
Statement of financial position
Assets
Current assets
Cash and cash equivalents	7,071,251	5,157,313
Trade and other current receivables	427,403	263,022
Current tax assets, current	1,038,052	201,394
Other current financial assets	543,528	10,123
Inventories	243,884	163,073
Current biological assets	0	0
Other current non-financial assets	2,715,580	1,446,512
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	12,039,698	7,241,437
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	12,039,698	7,241,437
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	324,281	68,602
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net.	2,525,008	2,549,650
Investment property	0	0
Goodwill	0	0
Intangible assets, net	114,041	94,649
Deferred income taxes	559,083	544,598
Other non-current non-financial assets	6,722,397	4,762,029
Total non-current assets	10,244,810	8,019,528
Total assets	22,284,508	15,260,965
Liabilities and equity
Liabilities
Short-term liabilities
Trade and other current payables	4,556,636	3,859,390
Income taxes payable	698,979	337,997
Other current financial liabilities	1,065,381	1,415,503
Accrued liabilities	2,053,367	1,471,273
Current provisions
Current provisions for employee benefits	0	0
Other liabilities	16,272	18,670
Total other liabilities	16,272	18,670
Total current liabilities other than liabilities included in disposal groups classified as held for sale	8,390,635	7,102,833
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	8,390,635	7,102,833
Long-term liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	943,046	231,290
Accrued liabilities	169,808	157,331
Long-term provisions
Employee benefits	13,438	10,056
Other liabilities	136,555	49,131
Total long-term provisions	149,993	59,187
Deferred Income taxes	1,836,950	885,493
Total long-term liabilities	3,099,797	1,333,301
Total liabilities	11,490,432	8,436,134
Equity
Capital Stock	2,973,559	2,973,559
Additional paid in capital	1,800,613	1,791,040
Treasury shares	83,365	91,328
Retained earnings	5,927,576	2,408,087
Other reserves	175,693	(256,527)
Total equity holders of parent	10,794,076	6,824,831
Non-controlling interests	0	0
Total Equity	10,794,076	6,824,831
Total equity and liabilities	22,284,508	15,260,965

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of Operations

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	For the twelve months ended December 31, 2016		For the twelve months ended December 31, 2015		For the three months ended December 31, 2016		For the three months ended December 31, 2015
Profit or loss
Profit (loss)
Operating revenues	23,512,451		18,179,704		6,468,527		5,092,477
Cost of sales	0		0		0		0
Gross profit	23,512,451		18,179,704		6,468,527		5,092,477
Sales, marketing and distribution expenses	1,413,348		1,088,805		437,212		338,595
Administrative expenses	0		0		0		0
Other operating income	496,742		193,155		126,712		50,519
Other expense	19,856,154	(1)	14,773,721	(2)	5,684,884	(3)	4,068,876	(4)
Operating income	2,739,691		2,510,333		473,143		735,525
Finance income	2,272,096		1,013,588		876,471		188,028
Finance costs	35,116		21,703		10,689		6,882
Share of profit (loss) of associates and joint ventures accounted for using equity method	0		0		0		0
Income before income tax	4,976,671		3,502,218		1,338,925		916,671
Income tax expense	1,457,182		1,038,348		365,580		262,686
Net income from continuing operations	3,519,489		2,463,870		973,345		653,985
Net income from discontinued operations	0		0		0		0
Net income	3,519,489		2,463,870		973,345		653,985
Net income, attributable to
Net income, attributable to owners of parent	3,519,489		2,463,870		973,345		653,985
Net income, attributable to non-controlling interests	0		0		0		0
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings per share from continuing operations	3.48		2.43		0.96		0.65
Basic earnings per share from discontinued operations	0		0		0		0
Total basic earnings per share	3.48		2.43		0.96		0.65
Diluted earnings per share
Diluted earnings per share from continuing operations	3.48		2.43		0.96		0.65
Diluted earnings per share from discontinued operations	0		0		0		0
Total diluted earnings per share	3.48		2.43		0.96		0.65

(1)
Includes the following expenses: i) Fuel by Ps.5,741,403, ii) Aircraft and engine rent expenses by Ps.5,590,058, iii) Landing, take-off and navigation expenses by Ps.3,272,051 iv) salaries and benefits by Ps.2,419,537, v) maintenance by Ps.1,344,110, vi) other operating expenses by Ps.952,452 and vii) depreciation and amortization by Ps.536,543.

(2)
Includes the following expenses: i) Fuel by Ps.4,721,108, ii) Aircraft and engine rent expenses by Ps.3,525,336, iii) Landing, take-off and navigation expenses by Ps.2,595,413, iv) salaries and benefits by Ps.1,902,748, v) maintenance by Ps.874,613, vi) other operating expenses by Ps.697,786 and vii) depreciation and amortization by Ps.456,717.

(3)
Includes the following expenses: i) Fuel by Ps.1,793,836, ii) Aircraft and engine rent expenses by Ps.1,591,519, iii) Landing, take-off and navigation expenses by Ps.865,565, iv) salaries and benefits by Ps.671,925, v) maintenance by Ps.340,142, vi) other operating expenses by Ps.279,683 and vii) depreciation and amortization by Ps.142,214.

(4)
Includes the following expenses: i) Fuel by Ps.1,158,434, ii) Aircraft and engine rent expenses by Ps.1,042,662, iii) Landing, take-off and navigation expenses by Ps.711,660, iv) salaries and benefits by Ps.538,724, v) maintenance by Ps.287,650, vi) other operating expenses by Ps.221,770 and vii) depreciation and amortization by Ps.107,976.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of comprehensive income, OCI components presented net of tax

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	For the twelve months ended December 31, 2016	For the twelve months ended December 31, 2015	For the three months ended December 31, 2016	For the three months ended December 31, 2015
Statement of comprehensive income
Net income	3,519,489	2,463,870	973,345	653,985
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Remeasurement (loss) gain of employee benefits	(310)	(822)	(310)	(822)
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(310)	(822)	(310)	(822)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Exchange differences on translation of foreign operations	(4,756)	0	(2,014)	0
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(4,756)	0	(2,014)	0
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Net gain on cash flow hedges	29,140	100,957	7,579	10,772
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	29,140	100,957	7,579	10,772
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	408,146	(236,665)	177,707	(59,383)
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	408,146	(236,665)	177,707	(59,383)
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	432,530	(135,708)	183,272	(48,611)
Total other comprehensive income	432,220	(136,530)	182,962	(49,433)
Total comprehensive income	3,951,709	2,327,340	1,156,307	604,552
Attributable to
Equity holders of the parent	3,951,709	2,327,340	1,156,307	604,552
Non-controlling interests	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of cash flows

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	For the twelve months ended December 31, 2016	For the twelve months ended December 31, 2015
Statement of cash flows
Cash flows from (used in) operating activities
Net income	3,519,489	2,463,870
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Income tax expense	1,457,182	1,038,348
Adjustments for finance costs	(1,121,808)	(508,660)
Depreciation and amortisation expense	536,543	456,717
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Adjustments for share-based payments	4,826	4,250
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	(483,565)	(180,433)
Participation in associates and joint ventures	0	0
Inventories	(80,811)	(23,400)
Adjustments for decrease (increase) in trade accounts receivable	(115,629)	(33,755)
Adjustments for decrease (increase) in other operating receivables	(825,688)	29,385
Suppliers	136,178	300,447
Taxes payable	996,800	463,324
Other adjustments for non-cash items	(69,892)	(50,748)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile losses	(2,105,475)	(903,889)
Total adjustments to reconcile (loss) profit	(1,671,339)	591,586
Net cash flows from operations	1,848,150	3,055,456
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	102,591	47,034
Income taxes refund (paid)	972,009	32,877
Other inflows (outflows) of cash	0	0
Net cash flows from operating activities	978,732	3,069,613
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	2,231,531	854,814
Acquisitions of rotable spare parts, furniture and equipment	2,198,697	1,403,863
Proceeds from sales of intangible assets	0	0
Acquisition of intangible assets	60,792	52,228
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from investing activities	(27,958)	(601,277)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from financial debt	1,716,244	924,611
Payments of financial debt	1,531,460	801,335
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	39,350	41,538
Income taxes refund (paid)	0	0
Other outflow of cash	(134,669)	(16,652)
Net cash flows from financing activities	10,765	65,086
Net increase in cash and cash equivalents before effect of exchange rate changes	961,539	2,533,422
Effect of exchange rate changes on cash and cash equivalents
Net foreign exchanges differences on cash balances	952,399	359,034
Net increase in cash and cash equivalents	1,913,938	2,892,456
Cash and cash equivalents at beginning of period	5,157,313	2,264,857
Cash and cash equivalents at end of period	7,071,251	5,157,313

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of changes in equity - Accumulated Current

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Statements of changes in equity
	Capital Stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on the translation of foreign operations	Cash flow hedge	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,791,040	91,328	2,408,087	0	0	(36,955)	0	(255,519)
Changes in Equity
Comprehensive income
Net income	0	0	0	3,519,489	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(4,756)	29,140	0	408,146
Total comprehensive income	0	0	0	3,519,489	0	(4,756)	29,140	0	408,146
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	9,573	(7,963)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	9,573	(7,963)	3,519,489	0	(4,756)	29,140	0	408,146
Equity at end of period	2,973,559	1,800,613	83,365	5,927,576	0	(4,756)	(7,815)	0	152,627

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,304)	0	0	0	0
Changes in Equity
Comprehensive income
Net income	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	(310)	0	0	0	0
Total comprehensive income	0	0	0	0	(310)	0	0	0	0
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	(310)	0	0	0	0
Equity at end of period	0	0	0	0	(2,614)	0	0	0	0

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	(256,527)	6,824,831	0	6,824,831
Changes in equity
Comprehensive income
Net income	0	0	0	0	3,519,489	0	3,519,489
Other comprehensive income	0	0	0	432,220	432,220	0	432,220
Total comprehensive income	0	0	0	432,220	3,951,709	0	3,951,709
Issue of Equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	17,536	0	17,536
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	432,220	3,969,245	0	3,969,245
Equity at end of period	0	0	38,251	175,693	10,794,076	0	10,794,076

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of changes in equity - Accumulated Previous

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Statements of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Accumulated income	Revaluation surplus	Exchange differences on the translation of foreign operations	Cash flow hedge	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,786,790	114,789	(55,783)	0	0	(137,912)	0	(18,454)
Changes in Equity
Comprehensive income
Net income	0	0	0	2,463,870	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	100,957	0	(236,665)
Total comprehensive income	0	0	0	2,463,870	0	0	100,957	0	(236,665)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	4,250	(23,461)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	4,250	(23,461)	2,463,870	0	0	100,957	0	(236,665)
Equity at end of period	2,973,559	1,791,040	91,328	2,408,087	0	0	(36,955)	0	(255,519)

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(1,482)	0	0	0	0
Changes in equity
Comprehensive income
Net income	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	(822)	0	0	0	0
Total comprehensive income	0	0	0	0	(822)	0	0	0	0
Issue of Equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	(822)	0	0	0	0
Equity at end of period	0	0	0	0	(2,304)	0	0	0	0

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	(119,997)	4,469,780	0	4,469,780
Changes in Equity
Comprehensive income
Net income	0	0	0	0	2,463,870	0	2,463,870
Other comprehensive income	0	0	0	(136,530)	(136,530)	0	(136,530)
Total comprehensive income	0	0	0	(136,530)	2,327,340	0	2,327,340
Issue of Equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	27,711	0	27,711
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(136,530)	2,355,051	0	2,355,051
Equity at end of period	0	0	38,251	(256,527)	6,824,831	0	6,824,831

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

 Informative data about the Statement of financial position

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	As of December 31, 2016	As of December 31, 2015
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,550	3,304
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Informative data about the Income statement

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	For the twelve months ended December 31, 2016	For the twelve months ended December 31, 2015	For the three months ended December 31, 2016	For the three months ended December 31, 2015
Informative data of the Income Statement
Depreciation and amortization	536,543	456,717	142,214	107,976

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

 Informative data - Income statement for 12 months

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	As of December 31, 2016	As of December 31, 2015
Informative data - Income Statement for 12 months
Operating revenues	23,512,451	18,179,704
Operating income	2,739,691	2,510,333
Net income	3,519,489	2,463,870
Net income, attributable to owners of parent	3,519,489	2,463,870
Depreciation and amortization	536,543	456,717

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Breakdown of credits

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

					Credits currency
					Domestic currency						Foreign currency
					Time interval						Time interval
Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Nacional de México	NO	2016-12-16	2017-06-14	TIIE 28 days + 0.80%	0	407,514
Bank of America México	NO	2016-12-26	2018-12-31	LIBOR+1.60%	0							310,021
Banco Santander - Bancomext (1)	NO	2011-07-27	2021-05-31	LIBOR+1.99%	0							333,702	653,336
Banco Santander- Bancomext (2)	NO	2011-07-27	2021-05-31	LIBOR+2.25%	0									131,686	158,024
TOTAL	NO				0	407,514	0	0	0	0	0	643,723	653,336	131,686	158,024	0
Other banks
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL	NO				0	407,514	0	0	0	0	0	643,723	653,336	131,686	158,024	0
Stock market
Listed on stock exchange - unsecured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Fuel	NO					148,749
Landing, take off and navigation	NO					131,099
Sales, marketing and distribution	NO					112,921
Administrative expenses	NO					64,577
Technology and communication	NO					32,252
Maintenance expenses	NO					31,280
Other services	NO					1,647
Maintenance expenses USD	YES											236,906
Technology and communication USD	YES											55,054
Landing, take-off and navigation USD	YES											29,715
Administrative expenses USD	YES											12,283
Sales, marketing and distribution USD	YES											4,644
Other services USD	YES											678
TOTAL	NO				0	522,525	0	0	0	0	0	339,280	0	0	0	0
Total suppliers
TOTAL	NO				0	522,525	0	0	0	0	0	339,280	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL	NO				0	930,039	0	0	0	0	0	983,003	653,336	131,686	158,024	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Monetary foreign currency position

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Monetary foreign currency position
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	391,287	8,085,561	0	0	8,085,561
Non-current monetary assets	333,705	6,895,675	0	0	6,895,675
Total monetary assets	724,992	14,981,236	0	0	14,981,236
Liabilities position
Current liabilities	94,819	1,959,340	0	0	1,959,340
Non-current liabilities	45,637	943,043	0	0	943,043
Total liabilities	140,456	2,902,383	0	0	2,902,383
Net monetary assets (liabilities)	584,536	12,078,853	0	0	12,078,853

U.S. dollar amounts at December 31, 2016 have been included solely for the convenience of the reader and are translated from mexican pesos, using an excange rate of Ps.20.6640 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Distribution of income by product

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	Income type
REVENUES	Domestic income	International income	Income of subsidiaries abroad	Total income

Domestic (Mexico)	15,720,807	0	0	15,720,807
International (EUA y Central-America)	0	7,791,644	0	7,791,644
TOTAL	15,720,807	7,791,644	0	23,512,451

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Financial derivate instruments

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

Management's discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks derived from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company's global risk management program is focused on existing uncertainty on the financial markets and is intended to minimize potential adverse effects on net earnings and necessities of the Company's working capital. Volaris uses derivative financial instruments only to mitigate part of these risks and does not have financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team that identifies and measures exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance of the Company.

The Hedging Policy and processes related thereto are approved by diverse Company's participants in accordance with the Corporate Governance. That Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by various committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy maintains a conservative position regarding derivative financial instruments, since it only allows instruments to be contracted that maintain an effective correlation with the primary position to be hedged (in accordance with International Financial Reporting Standards "IFRS", under which the Company prepares its financial information). Accordingly, the Company's objective is to give hedge accounting treatment to all derivative financial instruments.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.
Fuel price fluctuation risk: Volaris' contracts with its fuel suppliers make reference to the market prices of that input; therefore, it is exposed to an increase in its price. Volaris contracts derivative financial instruments to have protection against significant increases in the fuel price. Such instruments are contracted on the over-the-counter ("OTC") market, with approved counterparties and within approved limits by the Hedging Policy. At the date of presenting this report, the Company uses Asian options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more precise offsetting due that the payoff takes into account the average price of the underlying asset considered by Volaris main fuel supplier. All derivative financial instruments qualified for hedge accounting and are recognized in operating expenses.

2.
Foreign currency risk: The Company's exposure to the risk of variations in foreign exchange rates is mainly related to the Company's activities (that is when revenues or expenses are denominated in a currency other than the Company's functional currency). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of presenting this report, the Company does not hold foreign exchange hedging position.

3.
Interest rate variation risk: The Company's exposure to the risk of changes in market interest rates is related primarily to the Company's debt and operating lease with variable interest rates. The Company contracts derivative financial instruments to hedge against a portion of that exposure. The Company uses interest rate swaps toward that end. Those instruments are recognized as hedge accounting in the item of hedged primary item.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits. It is reviewed and adjusted daily, based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter ("OTC") markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of nonperformance are not foreseen of the obligations of any of them. As of December 31, 2016, the Company has signed 6 ISDA agreements with financial institutions and maintained operations with 5 of them during the fourth quarter of 2016.

The Company only operates with the financial counterparties, with which it has an ISDA contract. Those contracts have a Credit Support Annex ("CSA"), which set forth credit conditions that define credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding off. The execution of derivative financial instruments is distributed among the different counterparties to prevent their exposure concentrated on a single counterparty and making more efficient use of the financial conditions of the different CASs, thereby minimizing potential margin calls.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented in the ISDA contracts under which Volaris operates. The Company uses the valuations received from the financial institutions that acted as a counterparty in the different derivative financial instruments. That fair value is compared with internally developed valuation techniques that use valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on the levels and variables listed on the market of bench mark assets, using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), under which the Company prepares its financial statements, Volaris realizes prospective effectiveness tests, as well as hedging files where derivative financial instruments are classified in accordance with the type of underlying asset (restated and monitored constantly). At the date of filing this report, all of the Company's financial derivative instruments are considered effective and, therefore, are classified to be recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient. Moreover, the Company has internal recourses to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company's activities are exposed to various financial risks, mainly highlighted by fuel price risk, exchange rate fluctuation risk and changes in interest rate risk. During the fourth quarter of 2016, no significant change was identified that modified exposure to the risks described above, a situation that can change in the future.

Quantitative information

At the date of this report, all the derivative financial instruments maintained by the Company qualified as hedge accounting; therefore, the changes in their fair value will only be the result of changes in the levels or prices of the underlying asset, and it will not modify the objective of the hedge for which it was initially contracted.

Appendix A
Derivative financial instruments Summary
As of December 31, 2016
(In thousands of Mexican pesos)

Type of derivative	For hedging or other purposes	Notional amount / Nominal value	Short or long position	Underlying asset value			Fair value (3)		Due
				Base	Current quarter (4Q16)	Prior quarter (3Q16)	Current quarter (4Q16)	Prior quarter (3Q16)
Interest rate swap (1)	Hedge	$1,446,480 (5)	Long	6M libor	1.32%	1.24%	$(14,144)	$(24,971)	Short term: $(14,144)
									Long term: $ -
Jet Fuel Asian Call Options (2)	Hedge	189.0 M gallons	Long	Jet Fuel GC 54	USD $1.57 / Gal	USD $1.43 / Gal	$867,809	$669,417	Short term: $543,528
									Long term: $324,281

(1)	Information regarding two instruments closed with a single counterparty
(2)	Information regarding 189 instruments closed with 4 counterparties
(3)	From the Company's point of view.
(4)
The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient, in order to minimize the potential margin calls.

(5)	The notional value of the instrument is by USD$70 million converted at an exchange rate of 20.6640.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

 Notes - Subclassifications of assets, liabilities and equities

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	As of December 31, 2016	As of December 31, 2015
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	4,814	9,878
Cash in banks	2,632,878	2,796,437
Total cash	2,637,692	2,806,315
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	4,433,559	2,350,998
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	4,433,559	2,350,998
Other cash and cash equivalents	0	0
Total cash and cash equivalents	7,071,251	5,157,313
Trade and other current receivables
Clients	308,302	201,837
Account receivables due from related parties	0	0
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	0	0
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other accounts receivables	119,101	61,185
Total accounts receivables	427,403	263,022
Classes of current inventories
Inventories
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished godos	0	0
Spare parts and accesories of flight equipment	235,330	157,304
Property intended for sale in ordinary course of business	0	0
Miscellaneous supplies	8,554	5,769
Total inventories	243,884	163,073
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	0	0
Total vehicles	0	0
Fixtures and fittings	0	0
Office furniture and equipment	17,657	12,932
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction and improvements	1,496,717	1,623,747
Construction prepayments	0	0
Other rotable spare parts, furniture and equipment, net.	1,010,634	912,971
Total rotable spare parts, furniture and equipment, net.	2,525,008	2,549,650
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Software	90,949	46,768
Licences / Software	1,684	63
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets in process	21,408	47,818
Other intangible assets	0	0
Total intangible assets other than goodwill	114,041	94,649
Goodwill	0	0
Total intangible assets and goodwill	114,041	94,649
Trade and other current payables
Suppliers	861,805	781,094
Accounts payable to related parties	65,022	14,316

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

Accruals and deferred income classified as current
Deferred income classified as current	2,153,567	1,957,254
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	2,153,567	1,957,254
Current payables on social security and taxes other than income tax	1,476,242	1,106,726
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	4,556,636	3,859,390
Other current financial liabilities
Bank loans current	1,051,237	1,371,202
Stock market loans current	0	0
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	14,144	44,301
Total Other current financial liabilities	1,065,381	1,415,503
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	943,046	219,817
Stock market loans non-current	0	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	11,473
Total Other non-current financial liabilities	943,046	231,290
Other provisions
Other non-current provisions	136,555	49,131
Other current provisions	16,272	18,670
Total other provisions	152,827	67,801
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

Reserve of remeasurements of defined benefit plans	0	0
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	1	1
Merger reserve	0	0
Legal reserve	38,250	38,250
Other comprehensive income	137,442	(294,778)
Total other reserves	175,693	(256,527)
Net assets (liabilities)
Assets	22,284,508	15,260,965
Liabilities	11,490,432	8,436,134
Net assets (liabilities)	10,794,076	6,824,831
Net current assets (liabilities)
Current assets	12,039,698	7,241,437
Current liabilities	8,390,635	7,102,833
Net current assets (liabilities)	3,649,063	138,604

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Analysis of income and expense

VOLAR	Consolidated
Ticker: VLRS / VOLAR	Quarter: 4 Year: 2016

	For the twelve months ended December 31, 2016	For the twelve months ended December 31, 2015	For the three months ended December 31, 2016	For the three months ended December 31, 2015
Analysis of income and expense
Revenue
Revenue from rendering of services	23,512,451	18,179,704	6,468,527	5,092,477
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	23,512,451	18,179,704	6,468,527	5,092,477
Finance income
Interest income	102,591	47,029	21,687	10,383
Net gain on foreign exchange	2,169,505	966,554	854,784	177,645
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	5	0	0
Total finance income	2,272,096	1,013,588	876,471	188,028
Finance costs
Interest expense	0	0	0	0
Net loss on foreign exchange	0	0	0	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	35,116	21,703	10,689	6,882
Total finance costs	35,116	21,703	10,689	6,882
Tax income (expense)
Current tax	706,244	337,997	(323,857)	(578,283)
Deferred tax	750,938	700,351	689,437	840,969
Total tax income (expense)	1,457,182	1,038,348	365,580	262,686

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - List of notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At December 31, 2016 and 2015

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. ("Controladora" or the "Company") was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. ("Concesionaria"), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria's concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes or "SCT") on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of "Volaris". On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering ("IPO") on the New York Stock Exchange ("NYSE") and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or "BMV"), and on September 18, 2013 its shares started trading under the ticker symbol "VLRS" and "VOLAR", respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, Volaris obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years.

Relevant events

Operations in Central America

On December 1, 2016, Volaris initiated operations through its subsidiary Vuela Aviación, as its Costa Rican air operator.

Secondary follow-on equity offering

On November 16, 2015 the Company completed a secondary follow-on equity offering, in which certain shareholders sold 108,900,000 of the Company's Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, in the United States and other countries outside Mexico. No CPOs or ADSs were sold by the Company and the selling shareholders received all of the proceeds from this offering.

2. Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2016 and December 31, 2015 (audited), and the related consolidated statements of changes in equity and cash flows for the twelve months period ended December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive income for each of the three and twelve months period ended December 31, 2016 and 2015, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and 2014, and for the three years' period ended December 31, 2015.

Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2016 and 2015, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
	Principal
Name	Activities	Country	December 31, 2016	December 31, 2015
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A. ("Vuela Aviación")	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. ("Vuela")*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. ("Servicios Corporativos")	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V ("Servicios Administrativos")	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V ("Servicios Operativos")(1)	Recruitment and payroll	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 8)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 8)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 "Administrative Trust"	Share administration trust	Mexico	100%	100%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 "DAIIMX/VOLARIS" (2)	Share administration trust	Mexico	-%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
*The Company has not started operations in Central America.
(1) With effect from August 3, 2016, the name of the Company was changed from Servicios Operativos Terrestres Volaris, S.A. de C.V. to Operaciones Volaris, S.A. de C.V.
(2) On September 30, 2016, the trust fully transferred the Company Swap Shares to Controladora; therefore, the trust extinguished its legal obligations and it is no longer consolidated by the Company. The Company legally owns all the shares of Concesionaria as of December 31, 2016.

New and amended standards and interpretations already effective

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2015, except for the adoption of new standards and interpretations effective as of January 1, 2016. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the unaudited interim condensed consolidated financial statements of the Company.

Annual improvements 2012-2014 cycle

These improvements are effective for annual periods beginning on or after January 1, 2016. They include:

IAS 19 Employee benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively. The adoption of this amendment to IAS 19 did not have any impact on the unaudited interim condensed consolidated financial statements, since the Company's obligations for seniority premiums in Mexico are already determined using government bonds (Certificados de la Tesorería de la Federación, or "CETES" in Mexico).

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report. The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments did not have any impact on the Company.

Amendments to IAS 1 Disclosure initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: (a) the materiality requirements in IAS 1; (b) that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated; (c) that entities have flexibility as to the order in which they present the notes to financial statements; and (d) that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI. The adoption of this amendment did not have any significant impact on the presentation and disclosures in these unaudited interim condensed consolidated financial statements.

New and amended standards and interpretations not yet effective

The Company has not early adopted any of the following standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 9 (2014) Financial Instruments

The Company adopted IFRS 9 (2013) in connection with its 2014 consolidated financial statements. IFRS 9 (2014) requires entities to apply an expected credit loss (ECL) model that replaces the IAS 39's incurred loss model. The ECL model applies to debt instruments accounted for at amortized cost or at fair value through OCI, most loan commitments, financial guarantee contracts, contract assets under IFRS 15 Revenue from contracts with customers and lease receivables under IAS 17 Leases or IFRS 16 Leases.

IFRS 9 (2014) is effective for annual periods beginning of after January 1, 2018. The Company is in the process of assessing the impact of adopting this standard and plans to adopt it on the required effective date.

IFRS 15 Revenue from contracts with customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers, which may require more judgement and estimates than with the revenue recognition process that are required under the existing IAS 18 Revenue recognition. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange to transferring goods or providing services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company plans to adopt the new standard on the required effective date.

The Company is evaluating the possible impacts on its unaudited interim condensed consolidated financial statements, which could be subjected to changes arising from a more detailed ongoing analysis.

Furthermore, the Company will monitor any further developments issued by the IASB.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increases the volume of disclosures required in Company's financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017 the Company will develop and start testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of 'low-value' assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard's transition provisions permit certain reliefs.

The Company has many leases as disclosed in Note 12. As a result, IFRS 16 will change the manner of accounting for those leases. In 2017, the Company plans to begin the assessment of the potential effect of IFRS 16 on its consolidated financial statements.

IAS 7 Disclosure initiative – Amendments to IAS 7

The amendments to IAS 7 Statement of cash flows were issued in January 2016 and are part of the IASB's Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. On initial application of the amendment, entities are not required to provide comparative information for preceding periods. These amendments are effective for annual periods beginning on or after January 1, 2017, with early application permitted. Application of amendments will result in additional disclosure provided by the Company.

IAS 12 Recognition of deferred tax assets for unrealised losses – Amendments to IAS 12

The amendments to IAS 12 Income taxes were issued in January 2016 and clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

These amendments are effective for annual periods beginning on or after January 1, 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. These amendments are not expected to have any impact on the Company.

IFRS 2 Classification and measurement of share-based payment transactions — Amendments to IFRS 2

The IASB issued in June 2016 amendments to IFRS 2 Share-based payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is assessing the potential effect of the amendments on its unaudited interim condensed consolidated financial statements.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company's unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at December 31, 2016 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.20.6640 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute "highly seasonal" as considered by IAS 34.

6. Risk management

Financial risk management

The Company's activities are exposed to different financial risks derived from exogenous variables which are not under its control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company's global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both "on balance sheet" exposures, such as recognized financial assets and liabilities, as well as in "off-balance sheet" contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company's jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on over the counter ("OTC") markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended December 31, 2016 and 2015 represented 30% and 27%, of the Company's operating expenses, respectively. Additionally, aircraft jet fuel consumed for the twelve months ended December 31, 2016 and 2015 represented 28% and 30%, of the Company's operating expenses, respectively.

During the three months period ended December 31, 2016, the Company did not enter into US Gulf Coast Jet fuel 54 Asian call options. However, during the three months period ended December 31, 2015, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 34,652 thousand gallons, covering a portion of the projected consumption for 2017.

As of December 31, 2016, the Company held US Gulf Coast Jet fuel 54 Asian call options designated to hedge 189,036 thousand gallons, which covers a portion of the projected consumption for 2017 and 2018. In the same way, as of December 31, 2015, the Company held US Gulf Coast Jet fuel 54 Asian call options designated to hedge 162,189 thousand gallons, covering a portion of the projected consumption for 2016 and 2017.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a "transaction related hedged item," it is required to be segregated and accounted for as a "cost of hedging" in other comprehensive income ("OCI") and accrued as a separate component of stockholders' equity until the related hedged item affects profit and loss.

Since monthly forecasted jet fuel consumption is considered the hedged item of the "related to a transaction" type, then the time value included as accrued changes on external value in capital is considered as a "cost of hedging" under IFRS 9 (2013). The hedged item (jet fuel consumption) of the options held by the Company represents a non-financial asset (energy commodity), which is not in the Company's inventory. Instead, it is directly consumed by the Company's aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company's inventories. Rather, it is initially accounted for in the Company's OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options.

As of December 31, 2016 and 2015, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.867,809 and Ps.78,725, respectively, and is presented as part of the financial assets in the consolidated statement of financial position.

The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2016 recognized in other comprehensive income totals Ps.218,038 (the negative cost of hedging in 2015 totals Ps.365,028), and will be recycled to the fuel cost throughout 2017 and until 2018, as these options expire on a monthly basis.

During the three months period ended December 31, 2016 and 2015, the extrinsic value of these options recycled to the fuel cost was Ps.94,949 and Ps.48,750, respectively.

During the twelve months period ended December 31, 2016 and 2015, the extrinsic value of the options recycled to the fuel cost was Ps.305,166 and Ps.112,675, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

Position as of December 31, 2016 Jet fuel Asian call option contracts maturities
Jet fuel risk	1H17	2H17	2017 Total	1H18	3Q18	2018 Total
Notional volume in gallons (thousands)*	55,436	63,362	118,798	62,492	7,746	70,238
Strike price agreed rate per gallon (U.S. dollars)**	US$1.6245	US$1.4182	US$1.5145	US$1.6508	US$1.5450	US$1.6392
Approximate percentage of hedge (of expected consumption value)	51%	53%	52%	45%	10%	24%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

	Position as of December 31, 2015
	Jet fuel Asian call option contracts maturities
Jet fuel risk	1H16	2H16	2016 Total	1H17	2H17	2017 Total
Notional volume in gallons (thousands)*	51,840	55,647	107,487	42,450	12,252	54,702
Strike price agreed rate per gallon	US$1.9451	US$1.9867	US$1.9666	US$1.7142	US$1.5933	US$1.6871
(U.S. dollars)**
Approximate percentage of hedge (of expected consumption value)	59%	53%	55%	38%	10%	23%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

b)  Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. The Company's exposure to the risk of changes in foreign exchange rates relates primarily to the Company's operating activities; when revenue or expense is denominated in a different currency from the Company's functional currency (including the amounts payable arising from U.S. dollar denominated expenses and U.S. dollars linked expenses and payments). To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company's revenue is generated in Mexican pesos, although 33% of its revenues came from operations in the United States of America and Central America for the twelve months ended at December 31, 2016 (31% for the twelve months ended December 31, 2016) and 35% of its revenues came from operations in the United States of America and Central America for the three months ended at December 31, 2016 (32% for the three months ended December 31, 2015). U.S. dollar denominated collections accounted for 38% and 36% of the Company's total collections as of December 31, 2016 and 2015, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company's foreign exchange on and off-balance sheet exposure as of December 31, 2016 and 2015 is as set forth below:

	Thousands of U.S. dollars
	December 31, 2016		December 31, 2015
Assets:
Cash and cash equivalents	US$	297,565	US$	202,022
Other accounts receivable		11,619		5,286
Aircraft maintenance deposits paid to lessors		343,787		286,012
Deposits for rental of flight equipment		30,025		36,331
Derivative financial instruments		41,996		4,575
Total assets		724,992		534,226

Liabilities:
Financial debt		76,789		92,466
Foreign suppliers		56,109		40,673
Taxes and fees payable		6,874		7,705
Derivative financial instruments		684		3,242
Total liabilities		140,456		144,086
Net foreign currency position	US$	584,536	US$	390,140

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2016 and 2015 were Ps.20.6640 pesos and Ps.17.2065 pesos, respectively, per U.S. dollar.
	Thousands of U.S. dollars
	2016		2015
Off-balance sheet transactions exposure:
Aircraft and engine operating leases (Note 12)	US$	1,727,644	US$	1,216,799
Aircraft commitments (Note 16)		315,326		353,528
Total foreign currency	US$	2,042,970	US$	1,570,327

As of December 31, 2016 and 2015, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company's results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate ("LIBOR"). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a "cash flow hedge" and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

At December 31, 2016 and 2015, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.14,144 and Ps.55,774, respectively, recorded in liabilities.

For the three months ended December 31, 2016 and 2015, the loss on the interest rate swaps was Ps.11,761 and Ps.11,959, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

For the twelve months ended December 31, 2016 and 2015, the reported loss on the interest rate swaps was Ps.48,777 and Ps.46,545, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

The following table illustrates the sensitivity of financial instruments on the Company's accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a reasonably possible change in LIBOR interest rates. The calculations are based on financial instruments held at each consolidated statement of financial position date and were made increasing (decreasing) 100 basis points to the LIBOR curve. All other variables were held constant.

	Position at December 31, 2016
Increase (decrease) in curve	effect on equity (thousands of U.S. dollars)
+100 basis points	US$	1.04
- 100 basis points		(1.05)

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company's off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company's contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	328,845	Ps.	943,046	Ps.	1,271,891
Short term working capital facilities (Note 8)		716,290		-		716,290

Derivative financial instruments:
Interest rate swaps contracts		14,144		-		14,144
Total	Ps.	1,059,279	Ps.	943,046	Ps.	2,002,325

	December 31, 2015
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	1,363,861	Ps.	219,817	Ps.	1,583,678

Derivative financial instruments:
Interest rate swaps contracts		$44,301		11,473		55,774
Total	Ps.	1,408,162	Ps.	231,290	Ps.	1,639,452

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2016, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The primary objective of the Company's capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder's value. No changes were made in the objectives, policies or processes for managing capital during the twelve months ended December 31, 2016. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company's financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	December 31,		December 31,		December 31,		December 31,
	2016		2015		2016		2015

Assets
Derivative financial instruments	Ps.	867,809	Ps.	78,725	Ps.	867,809	Ps.	78,725

Liabilities
Financial debt*		(1,988,181)		(1,583,678)		(1,331,931)		(1,587,889)
Derivative financial instruments		(14,144)		(55,774)		(14,144)		(55,774)
Total	Ps.	(1,134,516)	Ps.	(1,560,727)	Ps.	(478,266)	Ps.	(1,564,938)
*Floating rate borrowing

The following table summarizes the fair value measurements at December 31, 2016:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	867,809	Ps.	-	Ps.	867,809
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(14,144)		-		(14,144)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,331,931)		-		(1,331,931)
Net	Ps.	-	Ps.	(478,266)	Ps.	-	Ps.	(478,266)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2015:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	.-	Ps.	78,725	Ps.	-	Ps.	78,725
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(55,774)		-		(55,774)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,587,889)		-		(1,587,889)
Net	Ps.	-	Ps.	(1,564,938)	Ps.	-	Ps.	(1,564,938)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the twelve months period ended December 31, 2016 and 2015:

Consolidated statements of operations

Instrument	Financial statements line	2016		2015
Jet fuel swap contracts	Fuel	Ps.	-	Ps.	(128,330)
Jet fuel Asian call options contracts	Fuel		(305,166)		(112,675)
Interest rate swap contracts	Aircraft and engine rent expenses		(48,777)		(46,545)
Total		Ps.	(353,943)	Ps.	(287,550)

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the three months period ended December 31, 2016 and 2015:

Instrument	Financial statements line	2016		2015

Jet fuel Asian call options contracts	Fuel	Ps.	(94,949)	Ps.	(48,750)
Interest rate swap contracts	Aircraft and engine rent expenses		(11,761)		(11,959)
Total		Ps.	(106,710)	Ps.	(60,709)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income as of December 31, 2016 and 2015:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	December 31, 2016		December 31, 2015
Jet fuel Asian call options	OCI	Ps.	583,065	Ps.	(221,592)
Interest rate swap contracts	OCI		41,629		27,723
Total		Ps.	624,694	Ps.	(193,869)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income for the three months period ended December 31, 2016 and 2015:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	December 31, 2016		December 31, 2015
Jet fuel Asian call options	OCI	Ps.	253,867	Ps.	(84,832)
Interest rate swap contracts	OCI		10,827		15,388
Total		Ps.	264,694	Ps.	(69,444)

8.  Financial assets and liabilities

At December 31, 2016 and 2015 the Company's financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	December 31, 2016		December 31, 2015
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	867,809	Ps.	78,725
Total financial assets	Ps.	867,809	Ps.	78,725

Presented on the consolidated statements of financial position as follows:
Current	Ps.	543,528	Ps.	10,123
Non-current	Ps.	324,281	Ps.	68,602

b)  Financial debt

(i)	At December 31, 2016 and 2015, the Company's short-term and long-term debt consists of the following:

		December 31, 2016		December 31, 2015
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander ("Santander") and Banco Nacional de Comercio Exterior, S.N.C. ("Bancomext"), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2021, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.25 percentage points.	Ps.	1,271,891	Ps.	1,583,678

II.	Short-term working capital facility(1) with Bank of America México, S.A. Institución de Banca Múltiple ("BAMSA") in U.S. dollars, bearing an annual interest rate at the one-month LIBOR plus a spread of 1.60 percentage points.		309,960		-

III.	Short-term working capital facility(1) with Banco Nacional de México S.A. ("Banamex") in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 0.80 percentage points.		406,330		-

IV.	Accrued interest		6,102		7,341
			1,994,283		1,591,019
Less: Short-term maturities			1,051,237		1,371,202
Long-term		Ps.	943,046	Ps.	219,817

(1) Revolving credit lines which do not require compliance of covenants.

(ii)    The following table provides a summary of the Company's contractual payments of financial debt and   accrued interest at December 31, 2016:

	2017		2018		2019		2020		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	333,702	Ps.	653,336	Ps.	131,686	Ps.	158,024	Ps.	1,276,748
BAMSA (Working capital)		310,021		-		-		-		310,021
Banamex (Working capital)		407,514		-		-		-		407,514
Total	Ps	1,051,237	Ps.	653,336	Ps.	131,686	Ps.	158,024	Ps.	1,994,283

The "Santander/Bancomext" loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company's share capital unless certain financial ratios are met.

At December 31, 2016 and 2015, the Company was in compliance with the covenants under the above-mentioned loan agreements.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. ("Airbus"), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreements.

c)  Financial liabilities

	December 31, 2016		December 31, 2015
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	14,144	Ps.	55,774
Total financial liabilities	Ps.	14,144	Ps.	55,774
Presented on the consolidated statements of financial position as follows:
Current	Ps.	14,144	Ps.	.44,301
Non-current	Ps.	-	Ps.	11,473

9.  Related parties

a)    An analysis of balances due from/to related parties at December 31, 2016 and 2015 is provided below. All companies are considered affiliates, since the Company's primary shareholders or directors are also direct or indirect shareholders of the related parties:

		Country	December		December
	Type of transactions	of origin	31, 2016		31, 2015		Terms
Due to:
One Link, S.A. de C.V.	Call center fees	El Salvador	Ps.	33,775	Ps.	9,863	30 days
Aeromantenimiento, S.A. ("Aeroman")	Aircraft and engine maintenance	El Salvador		30,627		4,453	30 days
SearchForce, Inc.	Internet services	Mexico		620		-	30 days
			Ps.	65,022	Ps.	14,316

For the twelve months ended December 31, 2016 and 2015, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the twelve months ended December 31, 2016 and 2015, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2016		2015
Expenses:
Maintenance	El Salvador	Ps.	304,399	Ps.	111,641
Fees	Mexico/El Salvador		173,197		57,809
Other	Mexico/El Salvador		8,105		2,516

During the three months ended December 31, 2016 and 2015, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2016		2015
Expenses:
Maintenance	El Salvador	Ps.	93,852	Ps.	36,606
Fees	Mexico/El Salvador		48,113		24,286
Other	Mexico/El Salvador		2,802		595

c)  Servprot

Servprot S.A. de C.V. ("Servprot") is a related party because Enrique Beltranena, the Company's Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.

During the three months ended December 31, 2016 and 2015 the Company expensed Ps.559 and Ps.206, respectively for this concept.

During the twelve months ended December 31, 2016 and 2015 the Company expensed Ps.1,733 and Ps.768, respectively for this concept.

d) Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company's board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 year term.

For the three months ended December 31, 2016 and 2015, the Company incurred expenses under this agreement of Ps.95,592 and Ps.37,201, respectively.

As of December 31, 2016 and 2015, the balances due under the agreement with Aeroman were Ps.30,627 and Ps.4,453, respectively.

During the twelve months period ended December 31, 2016 and 2015, the Company incurred expenses under this agreement for Ps. 308,731 and Ps.114,157 respectively.

e) Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of the Company's board of directors, is a founder and chairman of the board of directors of Human Capital International.

For the three months period ended December 31, 2016 and 2015, the Company accrued an expense under this agreement of Ps.239 and Ps.96, respectively.

At December 31, 2016 and 2015, the Company accrued an expense under this agreement of Ps.3,127 and Ps.152, respectively.

f) One Link, S.A de C.V.

One Link, S.A. de C.V. is a related party because Marcho Baldochi, an alternate member of the board is a director of the Company.

At December 31, 2016 and 2015, the balance in this agreement was Ps.33,775 and Ps.9,863, respectively.

The Company accrued an expense under this agreement of Ps.47,315 and Ps.23,984 for the three months period ended December 31, 2016 and 2015, respectively. For the twelve months period ended December 31, 2016 and 2015 the Company accrued an expense under this agreement of Ps.168,337 and Ps.56,889, respectively.

g) SearchForce, Inc.

SearchForce, Inc. is a related party because William Dean Donovan, an alternate board member is a director of the Company.

For the three months period ended December 31, 2016 the Company accrued an expense under this agreement of Ps.922.

As of December 31, 2016 the balance due under this agreement was Ps.620 and the Company accrued an expense under this agreement of Ps.3,446 for the year ended December 31, 2016.

h)  Directors and officers

During the three months ended December 31, 2016 and 2015, all of the Company's senior managers received an aggregate compensation of short and long-term benefits of Ps.67,506 and Ps.47,082, respectively.

During the twelve months ended December 31, 2016 and 2015, all of the Company's senior managers received an aggregate compensation of short and long-term benefits of Ps.160,762 and Ps.120,440, respectively.

On February 19, 2016, the Board of Directors of the Company authorized an extension to the Management Incentive Plan II (MIPII) for certain key employees. Such extension granted 21,955,020 share appreciation rights on our Series A shares to be settled annually in cash in a period of five years in accordance with the established service condition.

On November 6, 2016, the number of SARs originally approved was modified from 21,955,020 to 13,536,960. Additionally, a five years' extension in the exercised period was approve.

In April 2016, an extension to the Long-term incentive plan was approved by the Annual Ordinary Shareholder's Meeting. The extension was approved in the same terms of the original plan by an amount of Ps.23,000.

For the twelve months ended December 31, 2016 and 2015 the cost of the share-based payments transactions (MIP and LTIP) and the cash-settled payments transactions (share appreciation rights "SARs") were Ps.7,816 and Ps.86,100, respectively, Ps.6,345 and Ps.44,699, respectively.

During the three months ended December 31, 2016 and 2015, the chairman and the independent members of the Company's board of directors received an aggregate compensation of approximately Ps.2,455 and Ps.1,039, respectively, and the rest of the directors received a compensation of Ps.2,214 and Ps.1,390, respectively.

During the twelve months ended December 31, 2016 and 2015, the chairman and the independent members of the Company's board of directors received an aggregate compensation of approximately Ps.7,751 and Ps.5,480, respectively, and the rest of the directors received a compensation of Ps.7,308 and Ps.4,183, respectively.

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During the twelve months ended December 31, 2016 and 2015, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.2,198,697 and Ps.1,408,196, respectively.

Rotable spare parts, furniture and equipment by an amount of Ps.2,231,531 were disposed during the twelve months ended December 31, 2016. This amount included reimbursements of pre-delivery payments for aircraft acquisition of Ps.1,733,093.

b) Depreciation expense

Depreciation expense for the three months ended December 31, 2016 and 2015 was Ps.127,929 and Ps.100,292, respectively. Depreciation expense for the twelve months ended December 31, 2016 and 2015 was Ps.496,253 and Ps.425,439, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11.  Intangible assets, net

a) Acquisitions

During the twelve months period ended December 31, 2016 and 2015, the Company acquired intangible assets by an amount of Ps.60,792 and Ps.52,228 respectively.

b) Amortization expense

Software amortization expense for the three months ended December 31, 2016 and 2015 was Ps.14,285 and Ps.7,684, respectively. Software amortization expense for the twelve months ended December 31, 2016 and 2015 was Ps.40,290 and Ps.31,278, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

12.  Operating leases

The most significant operating leases are as follows:

Aircraft and engine rent. At December 31, 2016, the Company leases 69 aircraft (56 as of December 31, 2015) and eleven spare engines under operating leases (six as of December 31, 2015) that have maximum terms through 2030. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2016 and 2015, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:

Aircraft Type	Model	At December 31, 2016	At December 31, 2015
A319	132	6	6
A319	133	9	12
A320	233	39	32
A320	232	4	4
A320NEO	271N	1	-
A321	231	10	2
		69	56

* Certain of the Company's aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

Engine Type	Model	At December 31, 2016	At December 31, 2015
V2500	V2527M-A5	3	3
V2500	V2527E-A5	4	3
V2500	V2527-A5	4	-
		11	6

During the twelve months ended December 31, 2016, the Company incorporated 17 aircraft to its fleet (8 of them based on the terms of the Airbus purchase agreement and 9 from lessor's aircraft order book). These new aircraft lease agreements were accounted for as operating leases. Also the Company returned 4 aircraft to the lessors.

During the second quarter of 2016 the Company extended the lease term of two A320 aircraft and also during the third quarter of 2016 the company extended the lease term of two A319 aircraft. Additionally, during the second quarter of 2016 the Company entered into certain agreements with different lessors to lease five spare engines which have already been received during the same period. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

On September 19, 2016, the Company received its first A320NEO aircraft.

During the year ended December 31, 2015, the Company incorporated 7 aircraft to its fleet (5 of them based on the terms of the original Airbus purchase agreement and 2 from a lessor's aircraft order book), and returned one aircraft to a lessor. These new aircraft agreements were accounted for as operating leases. Additionally, during August 2015, the Company extended the lease term of three A319CEO aircraft (one effective from 2015 and two from 2016).

As of December 31, 2016 and 2015, all of the Company's aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2017	US$	227,087	Ps.	4,692,519	US$	5,004	Ps.	103,404
2018		229,726		4,747,061		2,958		61,133
2019		214,679		4,436,136		2,560		52,894
2020		210,652		4,352,922		1,878		38,807
2021 and thereafter		829,009		17,130,633		4,091		84,536
Total	US$	1,711,153	Ps.	35,359,271	US$	16,491	Ps.	340,774

(1) Exchange rate used as of December 31, 2016 of Ps.20.6640.

Such amounts are determined based on stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates as of December 31, 2016.

During the three months ended December 31, 2016, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.123,416, this gain was recorded under the caption other income in the consolidated statement of operations.

During the three months ended December 31, 2015, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.49,974, this gain was recorded under the caption other income in the consolidated statement of operations.

During the twelve months ended December 31, 2016 and 2015, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.484,827 and Ps.181,736, respectively, these gains were recorded under the caption other income in the consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2016 and 2015, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.14,460 and Ps.17,507, respectively, which are recorded in the caption of other assets.

For the three months ended December 31, 2016 and 2015, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the twelve months ended December 31, 2016 and 2015, the Company amortized a loss of Ps.3,047, and Ps.3,047, respectively, as additional aircraft rental expense.

13. Current and non-current liabilities

At December 31, 2016, the Company had the following obligations of the current and non-current liabilities, including, unearned transportation revenue, related parties, accrued liabilities, employee benefits and other liabilities:

Domestic currency

	Liabilities in Domestic Currency Time interval
		Until 1 year		Until 2 years		Until 3 years		Until 4 years		Until 5 years or more
Liabilities	Ps.	3,468,057	Ps.	100,154	Ps.	60,422	Ps.	30,566	Ps.	128,659

Foreign currency

	Liabilities in Foreign Currency Time interval
		Until 1 year		Until 2 years		Until 3 years		Until 4 years		Until 5 years or more
Liabilities	Ps.	820,171	Ps.	-	Ps.	-	Ps.	-	Ps.	-

14. Equity

As of December 31, 2016, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(13,175,905)	(13,175,905)
	24,180	998,676,592	998,700,772

All shares representing the Company's capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company's Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company's revolving line of credit with Santander and Bancomext limits the Company's ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the twelve months ended December 31, 2016 and 2015, the Company did not declare any dividends.

a)	Earnings per share

Basic earnings per share ("EPS") amounts are calculated by dividing the income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following tables show the calculations of the basic and diluted earnings per share for the three months ended December 31, 2016 and 2015:

	2016		2015
Net income for the period	Ps.	973,345	Ps.	653,985
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		0.962		0.646
Diluted		0.962		0.646

The following tables show the calculations of the basic and diluted earnings per share for the twelve months ended December 31, 2016 and 2015:

	2016		2015
Net income for the period	Ps.	3,519,489	Ps.	2,463,870
Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		3.478		2.435
Diluted		3.478		2.435

15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	For the three months ended
	December 31,
	2016		2015

Current tax expense	Ps.	323,857	Ps.	578,283
Deferred income tax (expense) benefit		(689,437)		(840,969)
Total income tax expense on profits	Ps.	(365,580)	Ps.	(262,686)

	For the twelve months ended
	December 31,
	2016		2015

Current tax expense	Ps.	(706,244)	Ps.	(337,997)
Deferred income tax (expense) benefit		(750,938)		(700,351)
Total income tax expense on profits	Ps.	(1,457,182)	Ps.	( 1, 038,348)

The Company's effective tax rate during the years ended December 31, 2016 and 2015 was 29.28% and 29.65%, respectively. The Company's effective tax rate during the three months period ended December 31, 2016 and 2015 was 27.30% and 28.66% respectively.

16.  Commitments and contingencies

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos (1)
2017	US$	78,195	Ps.	1,615,828
2018		119,883		2,477,269
2019		91,556		1,891,906
2020		25,692		530,890
	US$	315,326	Ps.	6,515,893

(1)	Using the exchange rate as of December 31, 2016 of Ps.20.6640.

All aircraft acquired by the Company through the Airbus Purchase Agreement at December 31, 2016 and 2015 have been subject to sale and leaseback transactions.
Litigation
a) The Company and its CEO, CFO, certain of its current directors and certain of its former directors, as well as certain underwriters are among the defendants in a putative class action commenced on February 24, 2015 in the United States District Court for the Southern District of New York brought on behalf of purchasers of ADSs in and/or traceable to the September 2013 IPO. The complaint, which also names as defendants the underwriters of the IPO, generally alleges that the registration statement and prospectus for the ADSs contained misstatements and omissions with respect to the recognition of non-ticket revenue in violation of the federal securities laws, and seeks unspecified damages and rescission. The motion to dismiss requested by the Company and all defendants was granted with prejudice in their favor on July 6, 2016.  The plaintiff has not appealed the judge's decision and the time to appeal has expired.  Accordingly, any right of the plaintiff to pursue the litigation has ended.

b) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

17.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	During the three months period ended December 31,
	2016		2015
Operating revenues:
Domestic (Mexico)	Ps.	4,217,114	Ps.	3,467,254
International:
United States of America and Central America		2,251,414		1,625,223
Total operating revenues	Ps.	6,468,528	Ps.	5,092,477

	During the twelve months period ended December 31,
	2016		2015
Operating revenues:
Domestic (Mexico)	Ps.	15,720,807	Ps.	12,579,806
International:
United States of America and Central America		7,791,644		5,599,898
Total operating revenues	Ps.	23,512,451	Ps.	18,179,704

Revenues are allocated by geographic segments based upon the origin of each flight.

The breakdown of our non-ticket revenues for the three months period ended December 31, 2016 and 2015 is as follows:

	2016		2015
Non-ticket revenues
Air travel-related services	Ps.	1,403,566	Ps.	1,014,926
Non-air travel-related services		152,873		98,430
Cargo		47,963		49,324
Total non-ticket revenues	Ps.	1,604,402	Ps.	1,162,680

The breakdown of our non-ticket revenues for the twelve months period ended December 31, 2016 and 2015 is as follows:

	2016		2015
Non-ticket revenues
Air travel-related services	Ps.	5,055,836	Ps.	3,418,654
Non-air travel-related services		494,864		441,393
Cargo		171,621		189,292
Total non-ticket revenues	Ps.	5,722,321	Ps.	4,049,339

18.  Subsequent events

Subsequent to December 31, 2016 and through February 16, 2017:
a)	During April 2017, the LTIIP III was approved by the Annual Ordinary Shareholder's Meeting. This extension was approved in the same terms of the original plan.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2016 and December 31, 2015 (audited), and the related consolidated statements of changes in equity and cash flows for the twelve months period ended December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive income for each of the three and twelve months period ended December 31, 2016 and 2015, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and 2014, and for the three years' period ended December 31, 2015.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss ("FVTPL"). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a)  Basis of consolidation

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)            Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)            Exposure, or rights, to variable returns from its involvement with the investee.
(iii)            The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)            The contractual arrangement with the other vote holders of the investee.
(ii)            Rights arising from other contractual arrangements.
(iii)            The Company's voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in OCI. On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)  Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company's tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from: (i) air travel-related services (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related transportation service is provided by the Company.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris' sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

c)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d)  Financial instruments

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

Adoption of IFRS 9 (2013)

On October 1, 2014 the Company elected to early adopt IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. This early adoption of IFRS 9 (2013) did not require retrospective adjustments to the Company.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost.

For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

e)  Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest ("SPPI"). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company's financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company's business model.
3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge ("CFH") accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, the risk characteristic of the financial project and indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company assesses whether objective evidence of impairment exists individually for receivables that are individually significant. If there is objective evidence that an impairment loss is expected, the amount of the loss is measured as the present value of estimated future cash flows (future expected credit losses that have not yet been incurred).

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company's financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2016, 2015 and 2014 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)  Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

g)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

h)  Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

i)  Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company's lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company's performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being recognized on a straight-line basis over the remaining revised lease terms.

The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers major maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

j)  Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists of scheduled maintenance checks on the Company's aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to eight weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration ("FAA") and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or "DGAC") mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

 (iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company's fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

k)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Acquired spare engines are significant parts of these item and have different useful lives, therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:
Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Spare aircraft engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l)  Foreign currency transactions and exchange differences

The Company's consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The functional currency of the subsidiaries in Costa Rica and Guatemala is the US dollar.

Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the consolidated statement of financial position date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Foreign currency differences arising on translation into functional currency are recognized in profit or loss.

m)  Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific return condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of supplemental rent.

n) Employee benefits

i)  Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)  Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a)  When it can no longer withdraw the offer of those benefits; and

b)  When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii)  Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days' wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or "CETES" in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company's performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

v)  Long-term retention plan ("LTRP")

During 2010, the Company adopted an employee LTRP, the purpose of which is to retain high performing employees within the organization by paying incentives contingent on meeting certain Company's performance targets. Incentives under this plan were payable in three equal annual installments, following the provisions for other long-term benefits under IAS 19.

During 2014, this plan was restructured and it was named Long-term incentive plan ("LTIP"). This new plan consists of a share purchase plan (equity-settled) and a share appreciation rights plan "SARs" (cash settled).

See below for accounting for share-based payments.

vi)  Share-based payments

a)  LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The liability for the equity-settled share purchase plan (RSUs) is measured, initially and at the end of each reporting period until settled, at the fair value at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- Share appreciation rights plan (cash settled)

The Company granted share appreciation rights ("SARs") to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the share appreciation rights, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

In April 2016, extensions to the LTIP were approved by the Annual Ordinary Shareholder's Meeting (with grant dates from November 2015 and November 2016). These extensions were approved in the same terms.

b)  Management incentive plan ("MIP")

 - MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the Management incentive plan (MIP) for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted share appreciation rights ("SARs") to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the share appreciation rights, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

vii)  Employee profit sharing

For the years ended December 2016, 2015 and 2014, the Mexican Income Tax Law ("MITL"), establishes that the base for computing current year employee profit sharing shall be the taxpayer's taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations.

o)  Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company's lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)	Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)
If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)
If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset's expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

p)  Taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

q)  Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

r)  Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument's fair value in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk(s). Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedges ("CFH") accounting model, the effective portion of the hedging instrument's changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2016 and 2015, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option's changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument's effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

s)  Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

t)  Treasury shares

The Company's equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

u)  Operating segments

The Company is managed as a single business unit that provides air transportation and related services, according it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

v)  Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w)  Convenience translation

U.S. dollar amounts at December 31, 2016 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.20.6640 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2016. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

Volaris Reports Record 38% Adjusted EBITDAR Margin for the Full Year 2016

Mexico City, Mexico, February 17, 2017 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the fourth quarter and full year 2016.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter and Full Year 2016 Highlights
■	Total operating revenues reached Ps.6,469 million and Ps.23,512 million for the fourth quarter and full year, representing increases of 27.0% and 29.3% year over year, respectively.
■
Non-ticket revenues were Ps.1,604 million and Ps.5,722 million for the fourth quarter and full year, up 38.0% and 41.3% year over year, respectively. Non-ticket revenues per passenger for the fourth quarter and full year were Ps.404 and Ps.381, increasing 13.2% and 12.9% year over year, respectively.

■	Total operating revenues per available seat mile (TRASM) rose to Ps.144.1 cents and Ps.140.8 cents for the fourth quarter and full year, increasing of 7.4% and 8.8% year over year, respectively.
■	Operating expenses per available seat mile (CASM) were Ps.133.5 cents and Ps.124.4 cents for the fourth quarter and full year, 16.3% and 11.5% higher year over year, respectively.
■
Adjusted EBITDAR was Ps.2,207 million and Ps.8,866 for the fourth quarter and full year, for increase of 17.0% and 36.6% year over year, respectively. Adjusted EBITDAR margin for the fourth quarter and full year was 34.1% and a record 37.7%, a decrease in margin of 2.9 percentage points for the fourth quarter and an increase in margin of 2.0 percentage points for the full year.

■
Operating income was Ps.473 million and Ps.2,740 million for the fourth quarter and full year, with an operating margin of 7.3% and 11.7%, respectively. Year over year, fourth quarter and full year operating margin decreased by 7.1 and 2.1 percentage points, respectively.

■
Net income was Ps.973 million (Ps.0.96 per share / US$0.47 per ADS) and Ps.3,519 (Ps.3.48 per share / US$1.68 per ADS) for the fourth quarter and full year, respectively, with a net margin of 15.0% for both periods. Year over year the net margin for the fourth quarter and full year increased 2.2 and 1.4 percentage points, respectively.

■
Net increase of cash and cash equivalents was Ps.78 million and Ps.1,914 million for the fourth quarter and full year, respectively. As of December 31, 2016, unrestricted cash and cash equivalents were Ps.7,071 million.

Volaris´ CEO Enrique Beltranena commented: “Considering the circumstances, 2016 was a great year for Volaris, reaching the milestones set forth for our airline in terms of network geographic diversification, profitability and the continued strengthening our financial position. We have built a resilient ULCC business model, well positioned to continue developing our region’s air travel market.”

Traffic Volume Growth Supported by Solid Demand Environment, Despite Exchange Rate and Fuel Price Pressures

■
Air traffic volume increase: The Mexican DGAC reported overall passenger volume growth for Mexican carriers for the fourth quarter of 15%. Domestic passenger volume increased 14%, while international passenger volume increased 21%.

■
Exchange rate volatility: The Mexican peso depreciated 18.4% year over year against the US dollar, from an average of Ps.16.75 pesos per US dollar in the fourth quarter 2015 to Ps.19.83 pesos per US dollar during the fourth quarter 2016.

■	Higher fuel prices: The average economic fuel cost per gallon increased 31.8% year over year to Ps.34.6 per gallon (US$1.7) in the fourth quarter 2016.

Unit Revenue Improvements Driven by Volume and Non-Ticket Revenue Expansion

■
Passenger traffic stimulation: Volaris booked 4.0 million passengers in the fourth quarter of 2016, up 21.9% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 20.3% for the same period.

■
Unit revenue improvement and demand driven capacity growth: For the fourth quarter of 2016, TRASM increased 7.4%, with yield increasing 2.9%, year over year. During the fourth quarter, in terms of ASMs, domestic capacity grew 16.0%, while international capacity increased 23.7% responding to a strong demand from both markets. System load factor for the quarter and full year increased 1.4 and 3.5 percentage points year over year, reaching a record level for the fourth quarter and full year of 84.1% and 85.8%, respectively.

■
Non-ticket revenues growth: Non-ticket revenues and non-ticket revenues per passenger increased 38.0% and 13.2% year over year for the fourth quarter of 2016, respectively. Non ticket revenue generation continues to grow with new product offerings such as priority boarding and additional insurance products. Moreover, we have enabled our products and services to be available after customers have checked in, promoting them on mobile channels with push notifications. We continue to expand our customer data analytics to fine tune our dynamic product pricing and increase reach for commission based revenues. Recently, due to regulatory changes we’ll charge for the first checked bag in flights to the USA and Puerto Rico, effective March 1st, 2017.

■
New routes: In the fourth quarter 2016, Volaris began operations in four new routes, one domestic (Tijuana-Toluca) and three international (Mexico City – San Francisco, Denver – Monterrey and San Jose, Costa Rica – Guatemala).

Exchange Rate and Fuel Price Pressure

In the fourth quarter 2016, Volaris continued to experience pressure in US-dollar denominated costs, such as aircraft and engine rent expenses, international airport costs, and maintenance expenses due to the depreciation of the Mexican peso. The CASM for the fourth quarter was Ps.133.5 cents, a 16.3% increase compared to the fourth quarter 2015, mainly driven by FX and fuel price pressures.

Young and Fuel Efficient Fleet, Increasing Seats per Aircraft

During the fourth quarter, the Company incorporated six additional aircraft comprised of two A320s and four A321s. As of December 31, 2016, Volaris fleet was composed of 69 aircraft (15 A319s, 44 A320s and 10 A321s), with an average age of 4.2 years. At the end of the fourth quarter 2016 Volaris’ fleet had an average of 178 seats, 61% of which were in sharklet-equipped aircraft.

Solid Balance Sheet with Strong Liquidity and Low Leverage

The net increase in cash and cash equivalents was equal to Ps.78 million and Ps.1,914 million during the fourth quarter and full year, respectively. As of December 31, 2016, Volaris’ unrestricted cash and cash equivalents balance was Ps.7,071 million. Volaris had negative net debt (or a positive net cash position) of Ps.5,077 million and total equity of Ps.10,794 million.

Active in Fuel Risk Management

Volaris remains active in its fuel risk management program. Volaris utilized call options to hedge 53% of its fourth quarter 2016 fuel consumption, at an average strike price of US $1.99 per gallon, which combined with the 47% unhedged consumption, resulted in a blended average economic fuel cost of US$1.7 per gallon.
Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company:	Mr. Enrique Beltranena, CEO
Mr. Fernando Suárez, CFO

Date:	Friday, February 17, 2017
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-800-311-9408
Mexico dial in (toll free):	0-1-800-847-7666
Brazil dial in (toll free):	0800-282-5781
International dial in:	+1-334-323-7224
Participant entry number:	83342
Webcast will be available on our website:	https://www.webcaster4.com/Webcast/Page/1174/17553

About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 163 and its fleet from four to 69 aircraft. Volaris offers more than 331 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego & Diana Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended December 31, 2016 (US Dollars)*	Three months ended December 31, 2016	Three months ended December 31, 2015	Variance (%)
Total operating revenues (millions)	313	6,469	5,092	27.0%
Total operating expenses (millions)	290	5,995	4,357	37.6%
EBIT (millions)	23	473	736	(35.7%)
EBIT margin	7.3%	7.3%	14.4%	(7.1) pp
Adjusted EBITDA (millions)	30	615	844	(27.0%)
Adjusted EBITDA margin	9.5%	9.5%	16.6%	(7.1) pp
Adjusted EBITDAR (millions)	107	2,207	1,886	17.0%
Adjusted EBITDAR margin	34.1%	34.1%	37.0%	(2.9) pp
Net income (millions)	47	973	654	48.8%
Net margin	15.0%	15.0%	12.8%	2.2 pp
Earnings per share:
Basic (pesos)	0.05	0.96	0.65	48.8%
Diluted (pesos)	0.05	0.96	0.65	48.8%
Earnings per ADS:
Basic (pesos)	0.47	9.62	6.46	48.8%
Diluted (pesos)	0.47	9.62	6.46	48.8%
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	4,490	3,794	18.3%
Domestic	-	3,083	2,657	16.0%
International	-	1,407	1,137	23.7%
Revenue passenger miles (RPMs) (millions)(1)	-	3,773	3,137	20.3%
Domestic	-	2,634	2,220	18.7%
International	-	1,139	917	24.2%
Load factor(2)	-	84.1%	82.7%	1.4 pp
Domestic	-	85.5%	83.5%	2.0 pp
International	-	81.0%	80.6%	0.4 pp
Total operating revenue per ASM (TRASM) (cents)(1)	7.0	144.1	134.2	7.4%
Passenger revenue per ASM (RASM) (cents)(1)	5.2	108.3	103.6	4.6%
Passenger revenue per RPM (Yield) (cents)(1)	6.2	128.9	125.3	2.9%
Average fare(2)	59	1,228	1,208	1.6%
Non-ticket revenue per passenger (1)	19.6	404	357	13.2%
Operating expenses per ASM (CASM) (cents)(1)	6.5	133.5	114.8	16.3%
Operating expenses per ASM (CASM) ( US cents)(1)	-	6.5	6.7	(3.2%)
CASM ex fuel (cents)(1)	4.5	93.6	84.3	11.0%
CASM ex fuel (US cents)(1)	-	4.5	4.9	(7.6%)
Booked passengers (thousands)(1)	-	3,967	3,253	21.9%
Departures(1)	-	26,650	23,344	14.2%
Block hours(1)	-	71,305	61,928	15.1%
Fuel gallons consumed (millions)	-	51.9	44.2	17.4%
Average economic fuel cost per gallon	1.7	34.6	26.2	31.8%
Aircraft at end of period	-	69	56	23.2%
Average aircraft utilization (block hours)	-	12.6	12.9	(2.5%)
Average exchange rate	-	19.83	16.75	18.4%
End of period exchange rate	-	20.66	17.21	20.1%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
(1) Includes schedule + charter (2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Twelve months ended December 31, 2016 (US Dollars)*	Twelve months ended December 31, 2016	Twelve months ended December 31, 2015	Variance (%)
Total operating revenues (millions)	1,138	23,512	18,180	29.3%
Total operating expenses (millions)	1,005	20,773	15,669	32.6%
EBIT (millions)	133	2,740	2,510	9.1%
EBIT margin	11.7%	11.7%	13.8%	(2.1) pp
Adjusted EBITDA (millions)	159	3,276	2,967	10.4%
Adjusted EBITDA margin	13.9%	13.9%	16.3%	(2.4) pp
Adjusted EBITDAR (millions)	429	8,866	6,492	36.6%
Adjusted EBITDAR margin	37.7%	37.7%	35.7%	2.0 pp
Net income (millions)	170	3,519	2,464	42.8%
Net margin	15.0%	15.0%	13.6%	1.4 pp
Earnings per share:
Basic (pesos)	0.17	3.48	2.43	42.8%
Diluted (pesos)	0.17	3.48	2.43	42.8%
Earnings per ADS:
Basic (pesos)	1.68	34.78	24.35	42.8%
Diluted (pesos)	1.68	34.78	24.35	42.8%
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	16,704	14,052	18.9%
Domestic	-	11,595	9,845	17.8%
International	-	5,109	4,207	21.4%
Revenue passenger miles (RPMs) (millions)(1)	-	14,326	11,562	23.9%
Domestic	-	10,008	8,125	23.2%
International	-	4,318	3,437	25.6%
Load factor(2)	-	85.8%	82.3%	3.5 pp
Domestic	-	86.3%	82.5%	3.8 pp
International	-	84.5%	81.6%	2.9 pp
Total operating revenue per ASM (TRASM) (cents)(1)	6.8	140.8	129.4	8.8%
Passenger revenue per ASM (RASM) (cents)(1)	5.2	106.5	100.6	5.9%
Passenger revenue per RPM (Yield) (cents)(1)	6.0	124.2	122.2	1.6%
Average fare(2)	58	1,189	1,181	0.7%
Non-ticket revenue per passenger (1)	18.5	381	338	12.9%
Operating expenses per ASM (CASM) (cents)(1)	6.0	124.4	111.5	11.5%
Operating expenses per ASM (CASM) ( US cents)(1)	-	6.0	6.5	(7.1%)
CASM ex fuel (cents)(1)	4.4	90.0	77.9	15.5%
CASM ex fuel (US cents)(1)	-	4.4	4.5	(3.8%)
Booked passengers (thousands)(1)	-	15,005	11,983	25.2%
Departures(1)	-	101,811	87,931	15.8%
Block hours(1)	-	271,204	230,569	17.6%
Fuel gallons consumed (millions)	-	196.7	164.0	19.9%
Average economic fuel cost per gallon	1.4	29.2	28.8	1.4%
Aircraft at end of period	-	69	56	23.2%
Average aircraft utilization (block hours)	-	12.8	12.7	1.0%
Average exchange rate	-	18.66	15.85	17.7%
End of period exchange rate	-	20.66	17.21	20.1%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule + charter (2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2016 (US Dollars)*	Three months ended December 31, 2016	Three months ended December 31, 2015	Variance (%)
Operating revenues:
Passenger	235	4,864	3,930	23.8%
Non-ticket	78	1,604	1,163	38.0%
	313	6,469	5,092	27.0%

Other operating income	(6)	(127)	(51)	>100%
Fuel	87	1,794	1,158	54.9%
Aircraft and engine rent expenses	77	1,592	1,043	52.6%
Landing, take-off and navigation expenses	42	866	712	21.6%
Salaries and benefits	33	672	539	24.7%
Sales, marketing and distribution expenses	21	437	339	29.1%
Maintenance expenses	16	340	288	18.2%
Other operating expenses	14	280	222	26.1%
Depreciation and amortization	7	142	108	31.7%
Operating expenses	290	5,995	4,357	37.6%

Operating income	23	473	736	(35.7%)

Finance income	1	22	10	>100%
Finance cost	(1)	(11)	(7)	55.3%
Exchange gains, net	41	855	178	>100%
Comprehensive financing result	42	866	181	>100%

Income before income tax	65	1,339	917	46.1%
Income tax expense	(18)	(366)	(263)	39.2%
Net income	47	973	654	48.8%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2016 (US Dollars)*	Twelve months ended December 31, 2016	Twelve months ended December 31, 2015	Variance (%)
Operating revenues:
Passenger	861	17,790	14,130	25.9%
Non-ticket	277	5,722	4,049	41.3%
	1,138	23,512	18,180	29.3%

Other operating income	(24)	(497)	(193)	>100%
Fuel	278	5,741	4,721	21.6%
Aircraft and engine rent expenses	271	5,590	3,525	58.6%
Landing, take-off and navigation expenses	158	3,272	2,595	26.1%
Salaries and benefits	117	2,420	1,903	27.2%
Sales, marketing and distribution expenses	68	1,413	1,089	29.8%
Maintenance expenses	65	1,344	875	53.7%
Other operating expenses	46	952	698	36.5%
Depreciation and amortization	26	537	457	17.5%
Operating expenses	1,005	20,773	15,669	32.6%

Operating income	133	2,740	2,510	9.1%

Finance income	5	103	47	>100%
Finance cost	(2)	(35)	(22)	61.8%
Exchange gains, net	105	2,170	967	>100%
Comprehensive financing result	108	2,237	992	>100%

Income before income tax	241	4,977	3,502	42.1%
Income tax expense	(71)	(1,457)	(1,038)	40.3%
Net income	170	3,519	2,464	42.8%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Adjusted EBITAR Reconciliation

The Company is providing a reconciliation of GAAP financial information to non-GAAP financial information as it believes that non-GAAP financial measures provide management and investors the ability to measure the performance of the Company on a consistent basis.  These non-GAAP financial measures have limitations as an analytical tool.

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2016 (US Dollars)*	Three months ended December 31, 2016	Three months ended December 31, 2015	Variance (%)
Reconciliation:
Net income	47	973	654	48.8%
Plus (minus):
Finance cost	1	11	7	55.3%
Finance income	(1)	(22)	(10)	>100%
Provision for income tax	18	366	263	39.2%
Depreciation and amortization	7	142	108	31.7%
EBITDA	71	1,470	1,021	44.0%
Exchange (gains) loss, net	(41)	(855)	(178)	>100%
Adjusted EBITDA	30	615	844	(27.0%)
Aircraft and engine rent expenses	77	1,592	1,043	52.6%
Adjusted EBITDAR	107	2,207	1,886	17.0%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2016 (US Dollars)*	Twelve months ended December 31, 2016	Twelve months ended December 31, 2015	Variance (%)
Reconciliation:
Net (loss) income	170	3,519	2,464	42.8%
Plus (minus):
Finance cost	2	35	22	61.8%
Finance income	(5)	(103)	(47)	>100%
Provision for income tax	71	1,457	1,038	40.3%
Depreciation and amortization	26	537	457	17.5%
EBITDA	264	5,446	3,934	38.4%
Exchange (gains) loss, net	(105)	(2,170)	(967)	>100%
Adjusted EBITDA	159	3,276	2,967	10.4%
Aircraft and engine rent expenses	271	5,590	3,525	58.6%
Adjusted EBITDAR	429	8,866	6,492	36.6%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

(In millions of Mexican pesos)	December 31, 2016 Unaudited (US Dollars)*	December 31, 2016 Unaudited	December 31, 2015 Audited
Assets
Cash and cash equivalents	342	7,071	5,157
Accounts receivable	71	1,465	464
Inventories	12	244	163
Prepaid expenses and other current assets	76	1,563	585
Financial instruments	26	544	10
Guarantee deposits	56	1,153	861
Total current assets	583	12,040	7,241
Rotable spare parts, furniture and equipment, net	122	2,525	2,550
Intangible assets, net	6	114	95
Financial instruments	16	324	69
Deferred income taxes	27	559	545
Guarantee deposits	318	6,574	4,704
Other assets	7	148	58
Total non-current assets	496	10,245	8,020
Total assets	1,078	22,285	15,261
Liabilities
Unearned transportation revenue	104	2,154	1,957
Accounts payable	45	927	795
Accrued liabilities	99	2,053	1,471
Other taxes and fees payable	71	1,476	1,107
Income taxes payable	34	699	338
Financial instruments	1	14	44
Financial debt	51	1,051	1,371
Other liabilities	1	16	19
Total short-term liabilities	406	8,391	7,103
Financial instruments	-	-	11
Financial debt	46	943	220
Accrued liabilities	8	170	157
Other liabilities	7	137	49
Employee benefits	1	13	10
Deferred income taxes	89	1,837	885
Total long-term liabilities	150	3,100	1,333
Total liabilities	556	11,490	8,436
Equity
Capital stock	144	2,974	2,974
Treasury shares	(4)	(83)	(91)
Contributions for future capital increases	-	-	-
Legal reserve	2	38	38
Additional paid-in capital	87	1,801	1,791
Retained earnings	287	5,928	2,408
Accumulated other comprehensive losses	7	137	(295)
Total equity	522	10,794	6,825
Total liabilities and equity	1,078	22,285	15,261

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2016 (US Dollars)*	Three months ended December 31, 2016	Three months ended December 31, 2015

Net cash flows (used in) provided by operating activities	(25)	(522)	930
Net cash flows used in investing activities	(25)	(526)	(356)
Net cash flows provided by financing activities	38	785	127
(Decrease) increase in cash and cash equivalents	(13)	(263)	700
Net foreign exchange differences on cash balance	17	341	50
Cash and cash equivalents at beginning of period	338	6,993	4,408
Cash and cash equivalents at end of period	342	7,071	5,157
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2016 (US Dollars)*	Twelve months ended December 31, 2016	Twelve months ended December 31, 2015

Net cash flows provided by operating activities	47	979	3,070
Net cash flows used in investing activities	(1)	(28)	(601)
Net cash flows provided by financing activities	1	11	65
Increase in cash and cash equivalents	47	962	2,533
Net foreign exchange differences on cash balance	46	952	359
Cash and cash equivalents at beginning of period	250	5,157	2,265
Cash and cash equivalents at end of period	342	7,071	5,157
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only